United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
HORMEL FOODS

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption:
2100 L Street, NW
Washington, DC 20037

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Memorandum

Subject:
Institutional Shareholder Services (ISS) and Glass Lewis recommendations  to vote in favor of Hormel Foods shareholder proposal requesting that the Board of Directors report the risks associated with its position of indefinitely allowing gestation crates throughout its pork supply chain.

Date:	January 12, 2015

Contact:	Matthew Prescott, The Humane Society of the United States
(240) 620-4432 or mprescott@humanesociety.org
/s/ Matthew Prescott

Dear Fellow Hormel Shareholders,

Copied below is the independent recommendation recently made by the proxy services group Institutional Shareholder Services (ISS) to vote in favor of the proposal filed by The Humane Society of the United States regarding Hormel’s use of gestation confinement crates. ISS’ full report is available upon request.

As well, though not included here, Glass Lewis & Co. has also issued a report recommending a vote in favor of the proposal.

Thank you for your consideration of this information.

Sincerely,

Matthew Prescott, Food Policy Director
The Humane Society of the United States
mprescott@humanesociety.org, (240) 620-4432

From the ISS report:

Item 4. Report on the Risks Associated with Use of Gestation Crates in Supply Chain	FOR

VOTE RECOMMENDATION

A vote FOR this resolution is warranted because:

•     The company does not provide information about how it is evaluating and managing potential risks related to the evolving animal housing standards and practices; and
•     The proposal does not appear to be unduly burdensome or overly prescriptive.

BACKGROUND INFORMATION

Policies: Animal Welfare

Vote Requirement: Majority of votes cast (abstentions count against and broker non-votes are not counted)

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.